UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Material Legal Proceeding

As previously disclosed on the Form 6-K filed by Baosheng Media Group Holdings Limited, a Cayman Islands exempted company (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2024, the Company was served with a copy of a petition for an order (the “Petition”) on April 10, 2024, that the Company be put into liquidation and wound up on the just and equitable ground in accordance with Section 92(e) of the Cayman Islands Companies Act (2023 Revision), which has been presented to the Grand Court of the Cayman Islands.

The Petition was presented by Orient Plus International Limited of Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Copies of the Petition and supporting affidavits may be obtained free of charge from the petitioner’s attorneys: Ogier (Cayman) LLP, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (contact Christopher Levers; telephone: +1 345 815 1842, email: christopher.levers@ogier.com).

The Petition seeks an order that Michael Green of Deloitte & Touche, PO Box 1787, 8th Floor, 60 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-1109, together with Ho Kwok Leung Glen and Kam Chun Hang (Forrest) of Deloitte Touch Tohmatsu of 35/F, One Pacific Place, 88 Queensway, Hong Kong SAR be appointed as joint official liquidators of the Company.

The hearing of the Petition will take place on a dated to be listed at the Law Courts, George Town, Grand Cayman, Cayman Islands. Any creditor or shareholder of the Company may be heard on the questions whether or not a winding up order should be made and, if a winding up order is made, who should be appointed as official liquidator(s) of the Company. Any creditor or shareholder who opposes the appointment of Michael Green, Ho Kowk Leung Glen and Kam Chung Hang (Forrest) must nominate an alternative qualified insolvency practitioner(s) who consents to act and has sworn an affidavit complying with the requirements of the Companies Winding Up Rules, Order 3, rule 4.

Through a consent order issued by the Grand Court of the Cayman Islands dated April 30, 2024, the Company is provided until May 24, 2024 to serve a defense to the Petition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: May 9, 2024	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer